EXCLUSIVE LICENSING AGREEMENT

This Exclusive Licensing Agreement ("Agreement") is made as of this Fourteenth (14th) day of September, 1999, by and between:

BIOREMEDIAL TECHNOLOGIES, INC., a Pennsylvania corporation, with its principal office located at 2700 Kirila Drive, Hermitage, Mercer County, Pennsylvania ("BRT")

AND

INFECTECH, INC., a Delaware corporation, with its principal office located at 87 Stambaugh Avenue, Suite Two, Sharon, Mercer
County, Pennsylvania ("IFEC").

RECITALS:

A. BRT is actively engaged in the business of providing environmental bioremediation services for third parties.

B. IFEC is actively engaged in the development of certain processes and intellectual property having applications in the medical, biological, veterinary and bioremediation fields and is the owner of certain intellectual property and patents relating to same, and IFEC is the Assignee of a certain patent granted to Robert A. Ollar, PhD and Sara J. Giordano, PhD by the U.S. Patent Office which patent is useable or has applications in the process of environmental bioremediation (the "IFEC IP").

C. BRT and IFEC believe that certain of the IFEC IP, patents and applications may be of use in the business of BRT in its services to third parties and wish to provide for the licensing of the IFEC IP to BRT for use and application in environmental bioremediation and for the further research and development of the IFEC IP by IFEC.

D. The parties had engaged in prior arrangements and had an agreement by which BRT would invest $630,000 into IFEC for exploring the use of the IFEC IP and patents in environmental bioremediation before May 1, 2001, and IFEC would raise $1,200,000 pursuant to a private placement memorandum offered to investors in 1998, and which arrangement the parties memorialized in a certain Investment and Licensing Agreement dated June 11, 1998 ("ILA").

E. Certain conditions precedent of the ILA were not met and are impossible to be fulfilled, however the parties mutually desire to enter into this Agreement setting forth their respective rights, responsibilities and licensing arrangements of the IFEC IP.

F. The parties hereto desire that the IFEC IP may be licensed by IFEC to BRT on an exclusive basis as provided herein both domestically and worldwide, and BRT agrees to pay royalties to IFEC for license of same, all as provided in this Agreement.

WITNESSETH:

NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do agree and hereby agree as follows:

1. Incorporation of Recitals. The Recitals set forth above are hereby expressly and totally incorporated herein by reference as if set forth in full.

2. Commencement Date and Term. This Agreement shall be effective as of the date of execution ("Commencement Date") and be for a term of Ten (10) years, unless terminated earlier or extended as provided herein.

3. License to BRT. Beginning on the Commencement Date, and for a period of Ten (10) years thereafter IFEC hereby grants to BRT exclusive domestic and worldwide license rights to the following:

   (a) the application of IFEC IP as listed in Schedule "A" attached hereto which is incorporated herein by reference as if set forth in full, which application shall be limited solely to application and use of the IFEC IP in activities directly involved in the field of environmental bioremediation.

   (b) BRT hereby agrees that the IFEC IP shall not be used, owned, licensed or sub-licensed by BRT for any other use or purpose outside of the specific field of environmental bioremediation, and BRT shall not use the IFEC IP for any other purposes or uses, including, without limitation, medical, clinical, veterinary or any other use foreseen or unforeseen. BRT shall have no licensee claim upon the IFEC IP for any use other than that of environmental bioremediation without the express written permission of IFEC.

    (c) The exclusive worldwide license rights to the IFEC IP granted to BRT hereunder shall cease, at the sole option and discretion of IFEC, if BRT has not, within a period of three (3) years from the date of this Agreement obtained a sub-license to utilize the IFEC IP outside of the United States of America.
In any event, the exclusive domestic license rights of BRT shall continue for a period of ten (10) years as provided in this Agreement.

 (d) Notwithstanding the license granted herein, IFEC retains the rights to pursue all research and development concerning the IFEC IP including, without limitation, obtaining research grants, performing testing and assessments and related uses in furtherance of the same. IFEC retains the unrestricted right to utilize, develop, employ or apply the IFEC IP outside of the field of environmental bioremediation. With respect to applications of the IFEC IP by IFEC in the field of environmental bioremediation, IFEC agrees that it will consult with BRT on a case-by-case basis, however IFEC shall not compete with BRT in environmental bioremediation. As used herein, "bioremediation" means the process of remediation and cleaning up toxic and non-toxic sites and residue, however shall not include the scientific surveying, assaying, or analyses of the procedures and methodologies used in implementing the same.

4. Termination of Exclusivity. At the sole discretion of IFEC, the license granted hereunder shall cease to be exclusive and shall become non-exclusive upon the occurrence of any of the following:

(a) BRT shall fail to attain the applicable Gross Sales Level, as defined herein, in each of the following years during the term hereof:

Year 1   Not Applicable
Year 2   $1,000,000
Year 3   $2,500,000
Year 4    $5,000,000

"Gross Sales Level" shall mean the gross revenues generated and received on a cash accounting basis by BRT for projects, uses and applications in which the IFEC IP is utilized. It shall not include revenues derived by BRT from any projects, uses or applications in which IFEC IP is not utilized to any substantial extent or revenues accrued but not yet received. BRT agrees to use its best efforts to generate revenues by projects, uses and applications in which the IFEC IP is utilized.

5. Royalties to be Paid for License; Reports and Monthly
Certifications. During the term hereof, and in consideration of the License set forth in Paragraph 3, BRT agrees to pay IFEC a royalty per each project or use of the IFEC IP which shall be equal to Fifteen percent (15%) of the gross revenues of each project, use or application undertaken by BRT in which the IFEC IP is utilized.

The gross revenues for all projects, uses and applications of BRT shall be made available to Dr. Giordano, or her successor (as provided herein), with an indication made as to which utilized IFEC IP. Dr. Giordano shall be provided with all information reasonably requested in order to verify the indication as to whether IFEC IP was utilized or not as to all projects and all information regarding the details and supporting documentation of the revenues, projects, uses and applications. Dr. Giordano shall make a written certification in form and substance acceptable to IFEC, delivered on a monthly basis to the parties by the 15th day of each month for the prior month's uses, application and work of BRT, summarizing the information, validating its accuracy and stating the amount of royalties due to IFEC.

Revenues derived from joint ventures or teaming agreements or similar arrangements shall be presumed to be a sub-licensing relationship and subject to the provisions of Paragraph 6 and the royalties payable thereunder, as provided hereinafter, unless BRT demonstrates that the relationship is otherwise, in that BRT performs substantial and actual work in the project or application.

6. Royalties to be Paid For Sub-Licenses. Subject to the provisions and conditions set forth elsewhere herein, including the prior consent of IFEC, the parties agree that the royalty BRT shall pay to IFEC for each sub-license shall be 50% of the revenues received by BRT for each permitted sub-license. BRT shall provide to Dr. Giordano the same information and access to all records, reports and data as that set forth in Paragraph 5 and otherwise in this Agreement. Dr. Giordano shall make written certification for all sub-licenses and royalties in similar form and substance as the certification required in Paragraph 5.

7. Responsibilities of Dr. Sara J. Giodano; Successors. The parties hereto recognize the integral involvement of Sara J. Giordano, PhD, the co-author of certain of the IFEC IP, in the implementation of the use of the IFEC IP and the administration of this Agreement. Dr. Giordano agrees to use "best efforts" to share all pertinent scientific matters involving the IFEC IP and/or Compound C with IFEC.

In the event Dr. Giordano is no longer able to carry out her role in the administration of this Agreement, then the parties agree that her responsibilities under this Agreement shall be performed by and all rights to examination of records and otherwise provided herein, shall succeed to Robert A. Ollar, PhD, the other co-author of certain of the IFEC IP, or Dr. Ollar's designee. Such successor(s) shall not be employees of BRT but the designated person(s) or entities employed in order to obtain and verify the information and make the certifications required of Dr. Giordano hereunder.

8. Early Termination: BRT Sale and Other. Further, IFEC shall have the right to terminate this Agreement upon any of the following:

(a) Either the assets or stock of BRT are acquired in whole, a controlling interest or a greater than 20% interest of BRT is acquired by any third-party, person or entity not a party to this Agreement or by a person or entity who is not currently a shareholder of BRT.

(b) BRT attempts to assign, sub-license, lease or otherwise transfer its license set forth in this Agreement, without the express prior written permission of IFEC, however the refusal of IFEC to grant its permission to a bona fide prospect for sub-licensing by BRT shall not operate to prejudice BRT under the provisions of 3 (c) above.

(c) BRT shall make an assignment for the benefit of its creditors, or shall become the subject of insolvency or conservator proceedings.

(d) BRT shall become disqualified to do business in the Commonwealth of Pennsylvania or any other state in which it had been formerly qualified to do business, and qualification for reinstatement is not being diligently prosecuted and reinstatement is not granted within six (6) months.

(e) A material adverse change in the financial condition of BRT, which shall be determined in the sole and absolute discretion of IFEC, subject, however, to Generally Accepted
Accounting Principles (GAAP) with respect to financial changes.

(f) BRT shall be in default of any provision of this Agreement and shall not have cured the same within fifteen (15) business days after written notice thereof.

9. Revocation of Exclusivity. IFEC shall have the right, in addition to the termination provisions set forth herein and any other remedies available at law or in equity, to revoke the exclusivity of the license granted herein and to declare the license of BRT to be non-exclusive, but otherwise subject to the terms of this Agreement upon the occurrence of any event set forth in Paragraphs 4 or 6.

10. No Representations or Warranties. Except for the warranty of title to the patents issued by the United States Patent Office, IFEC makes no other representations or warranties, expressed or implied, with respect to the IFEC IP, including without limitation, the warranties of merchantability and fitness for a particular purpose.

11. Indemnification. BRT agrees to indemnify and hold harmless IFEC, its officers, directors, agents and employees from and against all liability, loss, cost, damages and expenses (including attorneys' fees) arising out of claims or suits based upon BRT's negligence or breach of representations arising from the proper or improper use, employment or application of the IFEC IP by any person or entity. IFEC agrees that it will assist BRT , at the expense of BRT, in BRT's defense of any claims made against BRT in which the IFEC IP is utilized.

12. Confidentiality; Remedies for Breach. Except as otherwise agreed in writing, neither party shall appropriate, use or disclose, directly or indirectly, for its own benefit or otherwise, any information, materials, trade secrets, documents, correspondence, or other tangible or intangible property of the other party, to which it shall have obtained access hereunder or in contemplation of this Agreement, or which shall otherwise in any way shall relate to the IFEC IP or the subject matter of this Agreement, which has not been publicly disclosed prior thereto. Any of the aforesaid which is or comes into the possession of BRT shall be held IN TRUST for IFEC and remain the sole and exclusive property of IFEC, subject to the rights of License by BRT as provided herein.

The provisions of this Paragraph shall survive the termination of this Agreement. FURTHER, the parties agree that there do not exist adequate remedies at law for a violation of this Paragraph and therefore, in addition to monetary and other damages, which may be recovered for a breach hereof that IFEC shall be entitled to and may obtain injunctive and other equitable and extraordinary relief and remedies for any such breach.

13. Representations and Warranties. The parties hereto each represent and warrant respectively as follows:

(a) Each is a corporation duly-organized, validly existing and in good standing in its state of incorporation, the Commonwealth of Pennsylvania and in all jurisdictions in which the ownership of its properties or the nature of its business makes such qualification necessary.

(b) Each has the requisite corporate power and authority to conduct its business as presently conducted and to execute, deliver and perform this Agreement and the transactions contemplated hereby.

(c) This Agreement has been duly executed by the proper officers of each party who are incumbent in their respective positions and fully able to bind the party for the purposes herein contained. Further on the Commencement Date this Agreement shall constitute a legal, valid and binding obligation of the party enforceable in accordance with its terms.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not and will not:

(1) violate the party's charter or by-laws;

(2) breach or result in a default under (or an event which, with the giving of notice or passage of time, or both, would constitute a default hereunder), require any consent, or give to others any rights of termination, acceleration, suspension, revocation, cancellation with regard to this Agreement; or

(3) breach or otherwise violate any Governmental Rule or Governmental Order.

(e) There is no litigation threatened or pending which relates to this Agreement or to the to the ability of the respective parties to perform hereunder.

14. No Joint Venture. The parties hereto acknowledge that nothing set forth in this Agreement nor the transactions contemplated herein shall constitute a joint venture, partnership, agency or any relationship other than BRT as an investor and licensee and IFEC as a licensor entitled to royalty payments as provided hereunder.

15. Notices. All notices, requests, demands and other communications required to be made under the terms of this Agreement shall be made in writing and delivered personally, or three (3) days after deposit with the United States Postal Service if sent by certified or registered mail, or a recognized overnight or courier provider, and shall be deemed given when delivered to the other, if delivered personally, or three (3) days after deposit with the United States Postal Service or overnight or courier provider. Such notices shall be delivered as follows (or to such other address as a party may have specified by notice given to the other pursuant to this provision:

If to BRT:
Donald F. Perry
CEO and President
Bioremedial Technologies, Inc.
2700 Kirila Drive
Hermitage, PA  16148

If to IFEC:
Mitchell S. Felder, M.D.
CEO and President
Suite Two, 87 Stambaugh Avenue
Sharon, PA  16146

With a copy to:
William J. Moder, III, Esquire
2500 Highland Road, Suite 104
Kerrwood Place, P.O. Box 1071
Hermitage, PA 16148

16. Maintenance and Examination of Books and Records. BRT shall maintain its books and records on a regular basis with current and complete information to clearly and accurately reflect its revenues per project and consolidated information. The books and records of BRT shall be preserved for a period of not less than three (3) years after the close of BRT's fiscal year to which they relate.

BRT's books and records shall be open to inspection and verification by IFEC, Dr. Giordano or any of its representatives at all reasonable times. IFEC, its accountants Hill, Barth & King, or IFEC's designees shall be entitled at any time to have BRT's books and records relating to the licensing and royalties examined or audited and BRT shall cooperate promptly and fully with the party or parties making any examination or audit on behalf of IFEC. Should any examination or audit of BRT's records be necessitated by BRT's failure to submit information or to maintain the books and records as required by this Agreement, then BRT shall be liable for any such costs thereof. Should the audit not reveal any irregularities, misstatements or non-conformity in such books and records with GAAP and/or the information required under this Agreement, then IFEC shall be liable for the costs thereof.

"Books and records" shall include, without limitation, business plans, marketing strategies and studies, sales plans and strategies, reports, and other information and data, including projected information and results, with no duty on the part of BRT to provide any such documents if they never existed, unless required by this Agreement.

17. Counterparts. This Agreement may be executed in one or more counterparts as the parties shall deem desirable, each of which shall be deemed an original, but all of which shall constitute the same instrument, however, in any action to enforce or with regard to this Agreement, it shall not be necessary to produce all such counterparts.

18. Draftsmanship. This Agreement has been drafted by IFEC for the convenience of the parties hereto, and such fact shall be irrelevant in the construction and interpretation of the same; nor shall any inference or presumption be made in favor of or against any party hereto based upon the identity of the draftsman hereof.

19. Headnotes. The headnotes appearing at the beginning of each paragraph are for the convenience of reference only and shall not be construed to limit or otherwise affect the provisions set forth therein.

20. Telefacsimile Execution. The parties agree that this Agreement shall be fully binding upon the execution of same by counterparts and/or facsimile and shall be effective when fully executed by same, however all such counterparts and facsimiles shall constitute one and the same instrument, nor shall it be necessary for any party to produce all such counterparts in any action or proceeding regarding the Agreement or the enforcement thereof.

21.  Integration; Modifications to be in Writing.  This
Agreement represents the entire agreement between the parties and there are no other agreements, understandings or writings between them except as set forth herein. This Agreement supersedes and replaces the ILA. This Agreement may be amended or modified only in writing and signed by the parties hereto.

22. Successors and Assigns. This Agreement shall bind the parties hereto and their respective successors and assigns, however all references herein to "assigns" shall mean only assigns permitted under the terms of this Agreement.

23. Severability. Should any term or provision of this Agreement be declared invalid or unenforceable in whole or in part by a court of competent jurisdiction, then this Agreement shall be construed and interpreted as if said term or provision were not included herein, however all other terms and provisions hereof shall remain valid and enforceable and the application of such invalid or unenforceable terms and provisions to parties unaffected by such determination to the fullest extent permitted by law.

24. Waiver. The waiver by either party to insist upon strict compliance with this Agreement or to exercise any right or remedy hereunder shall not constitute a waiver of the right of said party to insist upon strict compliance with this Agreement or to exercise any rights or remedies provided herein at any other time or under the same or similar circumstances.

25. Survival of Certain Provisions. The applicability and enforcement of this Agreement shall survive the termination of the same when the sense so requires, and specifically the provisions of Paragraphs 11, 12, 16, 18, 19, 23 and 30 shall survive and be enforceable subsequent to the termination or early termination of this Agreement.

26. Publicity and Disclosure. IFEC and BRT hereby acknowledge that IFEC securities are currently traded publicly and that the company is required to make certain reports, disclosures and public statements required by law and regulations applicable to such companies. BRT agrees to co-operate and use its best efforts in assisting IFEC upon request in making such public announcements and providing such information required by reports and filings or as desired by IFEC.
IFEC similarly agrees on a best efforts basis to provide information to BRT which BRT is required to provide by law or regulation to governmental and quasi-governmental entities regarding BRT or as BRT requests. The mutual co-operation contemplated hereby shall be prompt and complete, and on a best efforts basis. Neither party shall be required to disclose information which would be "inside information" or other information or data which is restricted or prohibited by law or regulation.

27. Monthly Status Meetings. In order to maintain current and strategic information between the parties and to co-ordinate efforts for the mutual success of the parties hereunder, the parties agree that they will meet on a monthly basis, or more often, in order to discuss the status of the companies and the issues relating to this Agreement. Such meetings shall include representatives of BRT, IFEC and also Dr. Giordano or her successor.

28. Investment by BRT. BRT may, but is not required to, provide or arrange for an investment in the amount of up to Six Hundred Thirty Thousand Dollars ($630,000.00) into IFEC, in such amounts and at such intervals as BRT deems appropriate SUBJECT TO the terms and provisions of any private placement offering in effect from time to time (including provisions relating to minimum investments) which offering is duly-registered under applicable securities laws and regulations with the Securities and Exchange Commission and other regulatory bodies ("Investment"). The Investment shall be placed into a separate escrow account administered by the attorney for IFEC ("Escrow Account"). BRT shall have until May 1, 2001 to make or arrange the Investment.

Funds in the Escrow Account shall be utilized solely for the research and development, protection of, or costs directly related to environmental bioremediation. The parties agree that approximately 50% of the Escrow Account will be utilized for research and development of intellectual property, and the remaining approximately 50% will be utilized to obtain or maintain patent protection of the same. Monies in the Escrow Account may be disbursed provided that BRT submits to IFEC an itemization of uses of the funds and the purposes for which the same are to be applied, the payees to whom payments are to be made, and the prior written consent of IFEC , which consent shall not unreasonably be withheld.

29. IFEC Stock Options to BRT. As additional consideration of this Agreement, and provided further that this Agreement is still in force and effect at the time, upon the following condition precedent IFEC agrees to grant to BRT Seventy-One Thousand Four Hundred Sixty-Six (71,466) stock options at a price of One Cent ($.01) per share to purchase common stock of Infectech Inc., which shares may be restricted under securities laws:

The options agreed to hereunder shall be granted upon request of BRT at any time after the publicly-traded price of Infectech, Inc. common stock is Ten Dollars ($10.00) or greater for thirty (30) consecutive calendar days. The options shall be exercisable on or before the Tenth (10th) anniversary of the Commencement Date.

30. Governing Law; Jurisdiction and Venue. This Agreement shall be construed and interpreted in all respects under the statutes and case authority of the Commonwealth of Pennsylvania. Should a dispute arise governing this Agreement or the enforcement thereof, then the parties agree that jurisdiction and venue for any such action or proceeding shall lie in the Court of Common Pleas of Mercer County, Pennsylvania, or the United States District Court for the Western District of Pennsylvania, the principles of conflicts of law notwithstanding.

IN WITNESS WHEREOF, and intending to be legally bound in accord with the Uniform Written Obligations Act (33 P.S sec 1 et seq), the parties hereto have set their respective hands and seals the date first above written.

WITNESS        BIOREMEDIAL TECHNOLOGIES, INC.

 /s/ William J. Moder, III           BY: /s/ Donald F. Perry
                                      Donald F. Perry, President & CEO
Date Signed:

ATTEST:   INFECTECH, INC.

 /s/ M. Felder, MD                  BY: /s/ Robert A. Ollar, PhD
        Secretary                    Robert A.  Ollar, Ph.D.,
                                        Chairman of the Board
Date Signed: